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                                September 7, 2007



Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:  Maryse Mills-Apenteng

     Re:  SPSS Inc.
          Registration Statement on Form S-3
          File Number 333-143802

Ladies and Gentlemen:

     SPSS Inc. hereby requests acceleration of the effectiveness of the above-referenced registration statement such that it will become effective at 3:00 p.m. on September 7, 2007, or soon thereafter as is practicable.

     The Company hereby acknowledges that:

     - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please telephone the undersigned at (312) 612-2077 or David A. Schuette of Mayer Brown at (312) 701-7363 if you have any questions with respect to the foregoing.

                                                     Very truly yours,

                                                     SPSS INC.


                                                     /s/ Raymond H. Panza
                                                     ---------------------------
                                                     By: Raymond H. Panza